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+--------+                       UNITED STATES
| FORM 3 |            SECURITIES AND EXCHANGE COMMISSION
+--------+                   Washington, DC 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)
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1.  Name and Address of Reporting Person*

        GLAZER                        IRA
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

        c/o GETZLER & CO., INC.
        295 MADISON AVENUE
    ----------------------------------------------------------------------------
                                   (Street)

        NEW YORK                    NEW YORK                          10018
    ----------------------------------------------------------------------------
        (City)                      (State)                           (Zip)
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2.  Date of Event Requiring Statement (Month/Day/Year)

    08/18/02
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3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)


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4.  Issuer Name AND Ticker or Trading Symbol

    Castle Dental Centers, Inc. (CASL.OB)
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5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    [X] Director         [_] 10% Owner

    [_] Officer (give title below)          [_] Other (specify below)

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6.  If Amendment, Date of Original (Month/Day/Year)

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7.  Individual or Joint/Group Filing (Check Applicable Line)

    [X] Form filed by One Reporting Person

    [_] Form filed by More than One Reporting Person
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             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1.   Title of Security (Instr. 4)

     Common Stock, par value $.001 per share
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2.   Amount of Securities Beneficially Owned (Instr. 4)

     0
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3.   Ownership Form: Direct (D) or Indirect (I) (Instr. 5)

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4.   Nature of Indirect Beneficial Ownership (Instr. 5)

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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*  If the form is filed by more than one reporting person, see
   Instruction 5(b)(v).


Potential persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

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1.   Title of Derivative Security (Instr. 4)
     Options (1)
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2.   Date Exercisable and Expiration Date (Month/Day/Year)

     Date Exercisable                  Expiration Date
     07/01/01                          07/01/11
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3.   Title and Amount of Securities Underlying Derivative Security (Instr. 4)

     Title                             Amount or Number of Shares
     Common Stock                      37,500
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4.   Conversion or Exercise Price of Derivative Security
     $0.21
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5.   Ownership Form of Derivative Securities: Direct (D) or Indirect (I)
     (Instr. 5)
     D
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6.   Nature of Indirect Beneficial Ownership (Instr. 5)

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Explanation of Responses:

(1) In connection with a consulting agreement, Castle Dental Centers, Inc. granted options to purchase 75,000 shares of Common Stock to Getzler & Co., Inc. Mr. Glazer is a Managing Director of Getzler and Co., Inc. and is entitled to 50% of such options.

                          By: /s/ IRA GLAZER                    August 18, 2002
                              -------------------------------  -----------------
                              **Signature of Reporting Person        Date
                                Ira Glazer


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.